SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

                  Series D 6 5/8% Senior Notes due March 31, 2039 (the "Notes")

Item 2.  Issue, renewal or guaranty.

                  Issue

Item 3.  Principal amount of each security.

                  $100,000,000

Item 4.  Rate of interest per annum of each security.

                  6 5/8%

Item 5. Date of issue, renewal or guaranty of each security.

                  March 9, 1999

Item 6. If renewal of security, give date of original issue.

                  Not Applicable

Item 7.  Date of maturity of each security.

                  March 31, 2039 (subject to prior redemption)


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Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Notes to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Edward D. Jones & Co., L.P., Morgan Stanley & Co. Incorporated and PaineWebber Incorporated, as the Representatives of the Underwriters, pursuant to Underwriting Agreement dated March 3, 1999.

Item 9. Collateral given with each security, if any.

                  Payments of principal and interest on the Notes when due are insured by a financial guaranty insurance policy issued by MBIA Insurance Corporation.

Item 10. Consideration received for each security.

                  $96,850,000 (96.85% of the principal amount).

Item 11. Application of proceeds of each security.

                  The proceeds from the sale of the Notes were used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $308,000,000 as of March 3, 1999.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.



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Item 15. If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date:  March 12, 1999               GEORGIA POWER COMPANY



                                    By: /s/Wayne Boston
                                           Wayne Boston
                                         Assistant Secretary